Exhibit 99.1

Bragg Gaming Announces Resignation of President and Chief Operating Officer

TORONTO, November 10, 2023 – Bragg Gaming Group Inc. (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a global B2B gaming technology and content provider, today announced that President and Chief Operating Officer, Lara Falzon, has provided notice that she will resign from her positions, effective December 31, 2023. Ms. Falzon will remain actively involved in the day-to-day operations of the Company until this date.

Matevž Mazij, Bragg Chairman and Chief Executive Officer, commented, “During her time as a board member and in senior management as President and COO, Lara has been an invaluable member of our team as her contributions to our success and growth have been substantial. Lara’s dedication, leadership and hard work have left a significant mark on Bragg, and we are grateful for the knowledge and experience she brought to the Company. We wish her all the best for the next chapter in her career.”

Lara Falzon commented, “I am honored to have been part of the Bragg team during a time when the Company made so much progress in establishing its foundation to achieve consistent growth. I am confident the Company has outstanding leadership and team members to guide its continued success going forward.”

About Bragg Gaming Group Inc.

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more.

Contacts:

Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com

info@bragg.games